News Release
AMEX, TSX Symbol: NG

Donlin Creek Measured & Indicated Gold Resource Increased to 29.4 Million Ounces

February 7, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that the Measured and Indicated Resource for the Donlin Creek gold project has increased by 77% to 29.4 million ounces of gold, compared to NovaGold’s previous resource estimate of 16.6 million ounces published in September 2006, successfully converting a majority of the Inferred Resources to the Measured and Indicated category. The new resource estimate includes an additional 135,000 meters (443,000 feet) of drilling from 359 holes, incorporating all of the 2006 drill program and roughly 72% of the 2007 drill program at Donlin Creek. The remaining approximately 20,000 meters of 2007 drill results will be incorporated into future modeling.

“We believe excellent potential remains to define additional resources in the other major target areas on the property,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “The 2006 and 2007 drill programs further confirm the excellent grade and world-class scale of the Donlin Creek gold deposit. We will continue to examine the Donlin Creek district with the objective of identifying additional high-grade mineralization that may further optimize the overall mine plan.”

NovaGold and Barrick Gold Corporation are working together to review alternatives at the project, including the potential to build a powerline and expand the scope of the project. Technical teams are completing a series of optimization studies for power, logistics, processing and production levels with the objective of identifying the optimal design and developing a detailed project schedule for mine planning and permitting activities.

Donlin Creek Resource Estimate

A new resource estimate for the Donlin Creek project has been received by NovaGold from Barrick. This new estimate has increased the Measured and Indicated Resources by 77% to 29.4 million ounces of gold as per the table below, compared with NovaGold’s previous estimate of 16.6 million ounces published in September 2006. The majority of the previously reported Inferred Resource was converted to the Measured and Indicated category through a targeted infill drill campaign. The resource has been constrained within a conceptual pit based on US$650/oz of gold and using recent estimates of mining, geotechnical and metallurgical parameters. Barrick’s Technical Services Evaluations Group estimated a variable cutoff grade based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties, rather than gold grade alone.

Donlin Creek Resource Estimate – DC7a(1)(2)(3)(4)
Effective Date February 5, 2008

Resource Category	Tonnes (Millions)	Grade (Au g/t)	Au Ounces (Millions)
Measured	4.3	2.73	0.38
Indicated	367.4	2.46	29.00
Total M+I	371.7	2.46	29.38
Inferred	46.5	2.31	3.46

Notes:

(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Cautionary Note Concerning Reserve and Resource Estimates”.
(2) Rounding differences may occur.
(3) Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$650/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$1.57/t mined; process cost is calculated as the percent sulfur grade x US$2.09 + US$10.91; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5% . Blocks with a cost margin of US$0.01/t or higher above the variable cutoff were reported.
(4) Waste blocks within the open-pit shell surrounded by blocks above cutoff are included in resource estimate. Blocks above cutoff within the open-pit shell surrounded by blocks of waste are excluded from resource estimate.

The updated resource estimate was based on a 3D geologic and mineralization model that integrated all exploration work on the project through October 3, 2007, including over 402,000 meters (1.3 million feet) of drilling in 1,578 holes. Metal grades were estimated with 6-meter-long drill hole composites using inverse distance cubed estimation methods into 6 meter x 6 meter x 6 meter blocks. Geologic controls to mineralization were applied by using lithologic constraints and grade shell. High-grade outlier composite values were capped based on a review of cumulative frequency plots for each major rock type. The block model was preprocessed to disregard isolated blocks above cutoff and to include blocks below cutoff that couldn’t reasonably be segregated by open pit mining methods.

A rigorous quality control and quality assurance protocol was used on the project, including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada. The 2006 and 2007 drill program and sampling protocol was managed by Barrick, as were assay quality control and quality assurance standards. Kevin Francis, P.Geo., Resource Manager for NovaGold, who is a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”) has validated the resource estimate and confirms that procedures, protocols and methodology used in the estimation conform to industry standard. An NI 43-101 compliant technical report of the resource estimate will be filed on SEDAR within 45 days. The technical information contained in this press release was verified by, and is the responsibility of, Kevin Francis.

About the Donlin Creek Project

NovaGold owns a 50% interest in the Donlin Creek deposit in an agreement with Barrick (50%). Located in southwestern Alaska, Donlin Creek is one of the world’s largest undeveloped gold deposits. As currently envisioned, the mine would be developed as a high-tonnage open-pit operation that would produce over 1 million ounces of gold per year. NovaGold and Barrick are moving forward cooperatively to maximize the value of the Donlin Creek deposit by advancing the project through feasibility and permitting while bringing sustainable economic benefits to the Native Alaskan Corporations and local communities in the region.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “reserves”, “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227